22006912

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC Mail Processing
AUG 22 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51550

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avondale Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Burton Hills Blvd, Ste 450
(No. and Street)

Nashville	TN	37215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel D Oertling	615-519-1313	joertling@avondalepartnersllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KraftCPAs PLLC
(Name – if individual, state last, first, and middle name)

555 Great Circle Road	Nashville	TN	37228
(Address)	(City)	(State)	(Zip Code)

09/24/2003	379
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joel D Oertling, V.P. Finance and CFO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avondale Partners, LLC, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

V.P. Finance and CFO

ANGELA BATES STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KraftCPAs PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of June 30, 2022, and the related notes (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KraftCPAs PLLC

We have served as the Company's auditor since 2001.

Nashville, Tennessee
August 19, 2022

KraftCPAs PLLC • Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • phone: 615-242-7351 • fax: 615-782-4271 • kraftcpas.com

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

ASSETS

Cash	$ 435,710
Receivables from related parties	75,339
Prepaid expenses and other assets	99,739
Furniture, equipment and improvements - at cost, less accumulated depreciation	83,335
Right-of-use assets	255,921
TOTAL ASSETS	$ 950,044

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 50,892
Lease liabilities	341,039
TOTAL LIABILITIES	391,931
MEMBER'S EQUITY	558,113
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 950,044

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which is wholly owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company operates as a securities broker-dealer providing investment banking services to its institutional clients. The Company is headquartered in Nashville, Tennessee.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company uses a June 30 fiscal year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Receivables

The Company estimates an allowance for doubtful accounts on receivables, which may not be fully collectible, based on the length of time an account is past due and an assessment of the ability to pay. Accounts determined to be uncollectible are charged off against the allowance in the period of determination. The Company considers all receivables at year end to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years, or over the term of the lease (if shorter) for leasehold improvements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Leases

Accounting guidance on leases requires right-of-use ("ROU") assets and lease liabilities to be recorded on the Statement of Financial Condition. The guidance specifies that at the inception of a contract, an entity must determine whether the contract is or contains a lease. The contract is or contains a lease if the contract conveys the right to control the use of the property, plant, or equipment for a designated term in exchange for consideration. The Company's evaluation of its contracts to determine whether they are or contain a lease involves assessing whether there is a right to obtain substantially all of the economic benefits from the use and the right to direct the use of the identified asset in the contract.

The Company has operating leases that primarily relate to real property and to equipment. As a practical expedient, the Company has elected to not capitalize leases with a term of 12 months or less without a purchase option that it is likely to exercise.

ROU assets and lease liabilities are recognized on the Statement of Financial Condition at the present value of the future lease payments over the life of the lease term. As implicit rates for leases are not determinable, the Company uses discount rates based on incremental borrowing rates, on a collateralized basis, for the respective underlying assets, for terms similar to the respective leases.

See Note 7 for additional information.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes. The Company files a state income tax return in the State of Tennessee. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred between June 30, 2022 and August 19, 2022, the date the statement of financial condition was available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

NOTE 4 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following as of June 30, 2022:

Prepaid communications and data	$ 64,805
Prepaid taxes, licenses and assessments	5,429
Prepaid rent	12,578
Miscellaneous other prepaid expenses	5,044
Deposits	11,883
	$ 99,739

NOTE 5 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following as of June 30, 2022:

Furniture and fixtures	$ 22,141
Technology equipment	131,608
Office equipment	12,015
Leasehold improvements	149,364
	315,128
Less accumulated depreciation	(231,793)
	$ 83,335

NOTE 6 - TRANSACTIONS WITH AFFILIATES

As of June 30, 2022, net receivables from related parties totaled $75,339.

NOTE 7 - COMMITMENTS

During 2020, the Company entered into a non-cancelable operating lease for its Nashville headquarters.

The headquarters lease provides for escalating rental rates over the lease term and a build-out allowance for leasehold improvements made by the Company. Rental expense pertaining to this lease is recognized on the straight-line method over the lease term.

The Company also leases office equipment under a non-cancelable contract that expires in July 2024.

Leases included in the Statement of Financial Position were as follows:

	Classification	June 30, 2022
Operating lease ROU assets	Right-of-use assets	$ 255,921
Operating lease liabilities	Lease liabilities	$ 341,039

As of June 30, 2022, undiscounted future cash flows for each of the next five fiscal years and thereafter for fixed payments related to operating leases are as follows:

2023	$ 154,084
2024	157,831
2025	52,412
2026	-
Total lease payments	$ 364,327
Less: Imputed Interest	(23,288)
Present value of lease liabilities	**$ 341,039**

As of June 30, 2022, the weighted-average remaining lease terms and weighted-average discount rates for operating leases are as follows:

Weighted-average remaining lease term (years)	2.3
Weighted-average discount rate	5.5%

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of June 30, 2022, the Company had regulatory net capital of $299,700, which was $290,633 in excess of its required net capital of $9,067. The Company's percentage of aggregate indebtedness to net capital ratio was 45%.

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of June 30, 2022:

Accounts payable - trade	$ 1,886
Accrued professional fees	47,280
Other accrued expenses	1,726
	$ 50,892

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees.